ADVANCED BATTERY TECHNOLOGIES, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

212-391-2751 (fax)

November 19, 2008

VIA EDGAR

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-KSB/A for year ended December 31, 2007

       Filed September 2, 2008

       File No. 001-33726

Dear Mr. Todd:

I am writing in response to your letter dated October 31, 2008.  We are actively preparing responses to the comments set forth in your letter.  However we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than November 28, 2008.

Yours.

/s/ Dahe Zhang

Dahe Zhang, Chief Financial Officer